

November 18, 2022

Anthony DiSilvestro
Chief Financial Officer
Mattel Inc.
333 Continental Blvd.
El Segundo, CA 90245

> **Re: Mattel, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 10-Q for the Period Ended September 30, 2022**
> **File No. 001-05647**

Dear Anthony DiSilvestro:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Item 1. Business, page 4

1. We note that in 2020, you launched your e-commerce platform, Mattel Creations. Please tell us your consideration for disclosing information about this platform including financial information as well as any risk factors regarding this platform. For example, we note that you offer paid annual memberships and related merchandise on this platform as well as limited edition and exclusive product sales. Describe the accounting for these memberships and exclusive sales, including at a segment level, and revise your disclosures to the extent material.

2. We note your disclosure that you plan to expand your entertainment offerings which includes various sources of digital content and digital experiences. Please describe and expand your disclosures to the extent material, the associated cost structure for your specific entertainment offerings including your accounting policy for these costs. Additionally, describe any other associated revenues from these offerings including

advertising revenues, if applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies and Estimates, page 39

3.   We note your discussion of critical accounting estimates that are more
        significantly affected by judgments and estimates. Please quantify and provide an analysis
        of the impact of critical accounting estimates on your financial position and results of
        operations for the periods presented, including the effect of changes in critical accounting
        estimates between periods to the extent such changes had a significant effect on your
        financial position or operating results. In addition, please revise to include a qualitative
        and quantitative analysis of the sensitivity of reported results to changes in assumptions,
        judgments, and estimates when reasonably likely changes in assumptions, judgments and
        estimates would have a material effect on your financial condition or operating
        performance. Refer to Item 303(b)(3) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition and Sales Adjustments, page 59

4.   Please revise your disclosures to explain the typical billing and payment terms under your
        contracts and how the differences in timing of revenue recognition and invoicing your
        customers impacts any contract assets or contract liabilities recorded. Further, to the
        extent material, please disclose the amounts of contract assets and liabilities and the
        amount of revenue recognized in the reporting period that was included in
        the contract liability balance at the beginning of the period. Refer to ASC 606-10-50-8 and
        50-9.

Form 10-Q for the Period Ended September 30, 2022

Notes to Consolidated Financial Statements
5. Goodwill and Intangible Assets, Net
Goodwill, page 10

5.   We note that in the third quarter of 2022, you performed a qualitative assessment to
        determine whether it was more likely than not that the book value of you reporting units
        exceeded the fair value and it was determined that goodwill was not impaired. We further
        note that net sales and gross billings decreased for certain of your segments including your
        American Girl segment. Please tell us how you considered the factors pursuant to ASC
        350-20-35-3 in determining that further impairment testing was not necessary given the
        decreases. Additionally, please tell us if the fair values of each of your reporting units are
        substantially in excess of their carrying values.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

6.   We note your discussion of gross billings and changes from period to period which is extensive and you do not include a similar discussion of changes in the U.S. GAAP net sales line. We note a similar discussion in your 10-K filing. We also note that you reconcile your gross billings to the U.S. GAAP net sales amount. Please revise to provide a detailed discussion of significant changes in your GAAP net sales for each respective period. Refer to Rule 303(b) and (c) of Regulation S-K. Further, consider whether it is appropriate to include a reconciliation of gross billings to U.S. GAAP net sales if the presentation of gross billings is meant to represent a metric instead of a non-GAAP measure. If it is a non-GAAP measure, please tell us how it is consistent with the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

7.   We note your discussion of financial results that qualitatively discuss multiple factors that impacted changes in your financial statement line items from period to period. We note a similar discussion in your 10-K filing. Please revise to further describe material changes to a line item for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at (202) 551-3777 or Kevin Woody at (202) 551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing